As filed with the Securities and Exchange Commission on June 27, 2003


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

              / x / ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002

                                       OR

             / / TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

              For the transition period from _________ to _________

                          Commission File No. 333-39249

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:


                        Pioneer Natural Resources Company
                      5205 North O'Connor Blvd., Suite 1400
                               Irving, Texas 75039

          PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN


                 Financial Statements and Supplemental Schedule

    As of December 31, 2002 and 2001 and for the year ended December 31, 2002

                       With Report of Independent Auditor

          PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN




                                Table of Contents


                                                                          Page


Report of Independent Auditor........................................       4

Statements of Net Assets Available for Benefits as of
   December 31, 2002 and 2001........................................       5

Statement of Changes in Net Assets Available for Benefits
   for the year ended December 31, 2002..............................       6

Notes to Financial Statements........................................       7

Schedule H; Line 4i - Schedule of Assets (Held At End of
   Year) as of December 31, 2002.....................................      12

Signatures...........................................................      13

Index to Exhibits....................................................      14

                          Report of Independent Auditor


To the Participants and the Plan Administrator of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan:


We have audited the accompanying statements of net assets available for benefits of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets
(held at end of year) as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                                                 Ernst & Young LLP


Fort Worth, Texas
May 31, 2003

          PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN


                 Statements of Net Assets Available for Benefits


                                                                 December 31,
                                                         ---------------------------
                                                             2002           2001
                                                         ------------   ------------

Investments at fair value:
  Vanguard Primecap Fund.............................    $ 18,022,434   $ 17,759,069
  Vanguard Prime Money Market Fund...................      15,269,243     10,618,942
  Vanguard 500 Index Fund............................      10,677,404      8,538,931
  Vanguard Windsor II Fund...........................       9,007,662      7,489,819
  Vanguard - ST Corporate Fund.......................       5,235,030      3,482,011
  Vanguard Total Bond Market Index Fund..............       2,937,616        875,098
  Vanguard International Growth Fund.................       1,308,748        746,402
  Vanguard Asset Allocation Fund.....................       1,189,465        201,309
  Vanguard Explorer Fund.............................         730,228          6,653
  Sarofim Equity Fund................................      13,136,875     11,325,152
  Pioneer Stock Investment Fund .....................       4,768,989      4,199,189
                                                          -----------    -----------
                                                           82,283,694     65,242,575
Participant loans receivable.........................       1,531,468      1,359,059
                                                          -----------    -----------
                                                           83,815,162     66,601,634
Participant contributions receivable.................             -          112,610
Unallocated administrative expenses..................          (9,869)        (9,525)
                                                          -----------    -----------
  Net assets available for benefits..................    $ 83,805,293   $ 66,704,719
                                                          ===========    ===========














                 See accompanying notes to financial statements.

          PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN


            Statement of Changes in Net Assets Available for Benefits
                      For the year ended December 31, 2002




Additions to net assets attributed to:

  Interest and dividend income...............................    $  1,245,290
  Employer contributions.....................................       4,655,443
  Employee contributions.....................................       3,605,428
  Rollovers..................................................          63,097
  Asset transfers associated with merger.....................      24,031,142
                                                                  -----------
     Total additions.........................................      33,600,400
                                                                  -----------
Deductions from net assets attributed to:
  Net depreciation in fair value of investments..............      13,742,681
  Distributions to participants..............................       2,717,494
  Fees.......................................................          39,651
                                                                  -----------
     Total deductions........................................      16,499,826
                                                                  -----------

Net increase.................................................      17,100,574

Net assets available for benefits:
  Beginning of year..........................................      66,704,719
                                                                  -----------
  End of year................................................    $ 83,805,293
                                                                  ===========











                 See accompanying notes to financial statements.

          PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

Note 1.     Description of Plan

       The following description of the Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a complete description of the Plan, a copy of which is available to each participant from the Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee (the "Plan Administrator"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       Effective January 1, 2002, the Pioneer Natural Resources USA, Inc. 401(k) Trust was amended to allow the merger (the "Merger") of the Pioneer Natural Resources USA, Inc. Matching Plan (the "Matching Plan") into the Pioneer Natural Resources USA, Inc. 401(k) Plan (the "401(k) Plan").

       General

       The Plan is a defined contribution plan established on January 1, 1990 under Section 401 of the Internal Revenue Code of 1986, as amended (the "Code") covering all employees of Pioneer Natural Resources USA, Inc. (the "Employer"), a wholly-owned subsidiary of Pioneer Natural Resources Company (the "Company"). Regular full-time employees and part-time employees are eligible to participate in the Plan on the first day of the month following their date of hire. The Plan assets are held in a trust and certain administrative functions such as maintenance of account balances and allocation of earnings are performed by Vanguard Fiduciary Trust Company, the trustee of the trust (the "Trustee").

       Contributions

       Participants may elect to contribute to the Plan an amount of not less than two percent nor more than 30 percent of their pre-tax annual salary and bonus. Additionally, participants may elect to make after-tax contributions to the Plan. A participant's combined pre-tax and after-tax contributions to the Plan (the "Participant Contributions") may not exceed 50 percent of the participant's annual salary and bonus. Prior to the Merger, matching contributions were made in cash to the Matching Plan at an amount equal to 200 percent of the first five percent of basic compensation contributed by a participant to the Plan (the "Matching Contributions"). Subsequent to the Merger, Matching Contributions are made directly into the Plan. On December 31, 2001, participant contributions amounting to $112,610 were in transit to the Trustee and were recorded as participant contributions receivable in the accompanying Statement of Net Assets Available for Benefits as of December 31, 2001.

       Participant Accounts

       Participants' accounts are credited with the Participant Contributions, the Matching Contributions and an allocation of Plan earnings and administrative expenses. Plan earnings and administrative expenses are allocated to each participant's accounts by fund in proportion to their fund balance relative to the total fund balance.

       Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their accounts' vested balances, whichever amount is less. The loans are secured by the balance in the participant's accounts. Participant loans bear interest at an annual rate equal to the prime borrowing rate at the inception of the loan plus one percent. Loan principal and interest is paid ratably through payroll deductions.

          PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001


Note 1.     Description of Plan (continued)

       Investment Options

       During the Plan year ended December 31, 2002, participants were able to allocate their contributions among the following registered investment company funds and the Pioneer Stock Investment Fund:

       Registered Investment Company Funds:

       o Vanguard Primecap Fund - Invests in stocks of companies with above-average prospects for continued earnings growth, strong industry positions and skilled management teams.

       o Vanguard Prime Money Market Fund - Invests in short-term, high quality money market instruments issued by financial institutions, non-financial corporations, the United States government and United States federal agencies.

       o Vanguard 500 Index Fund - Invests in all of the 500 stocks that make up the Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of United States stock market performance.

       o Vanguard Windsor II Fund - Invests in large or medium size companies whose stocks are considered by the fund's advisors to be undervalued or out-of-favor. The stocks generally sell at prices considered by the fund's advisors to be below the overall market average compared to their dividend income and future return potential.

       o Vanguard - ST Corporate Fund - Invests in short-term bonds, including high quality corporate and United States Treasury securities.

       o Vanguard Total Bond Market Index Fund - Invests in a large sample of securities that match key characteristics of the Lehman Brothers Aggregate Bond Index.

       o      Vanguard  International  Growth  Fund  -   Invests  in  stocks  of
              companies based outside the United States. Stocks are selected from more than 15 countries.

       o Vanguard Asset Allocation Fund - Invests in common stocks, long-term U.S. Treasury bonds and money market instruments.

       o Vanguard Explorer Fund - Invests in a diversified group of small-company stocks with prospects for above-average growth.

       o Sarofim Equity Fund - Invests in a broadly diversified portfolio of large, high-quality, multinational companies with favorable growth prospects and high incremental returns on investment. Income is a secondary goal.

       Pioneer Stock Investment Fund - The Pioneer Stock Investment Fund is designed to provide long-term growth of capital through increases in the value of the common stock of the Company. Dividends, if any, are reinvested to purchase more shares.

          PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001


Note 1.     Description of Plan (continued)

       Effective January 1, 2003, the Plan was amended to allow participants to allocate their contributions to the following registered investment company funds, in addition to the fund options that were available during 2002:

       o Vanguard Inflation-Protected Securities Fund - Invests primarily in inflation-indexed bonds issued by the United States government, government agencies and corporations. The fund may invest in bonds of any maturity.

       o Vanguard Retirement Savings Trust - Invests in investment contracts issued by insurance companies, commercial banks and other fixed-principal investments. The fund attempts to maintain an average weighted maturity of between two to three years in its investments.

       See Note 3 for additional information regarding investment risks and uncertainties.

       Vesting

       As is described in more detail in "Contributions" above, Participant Contributions, Matching Contributions and Plan earnings are maintained in the Plan.

       Participants are immediately vested in their Participant Contributions made into the Plan, plus the actual Plan earnings thereon. A participant is fully vested in the Matching Contributions, plus the actual Plan earnings thereon, after four years of continuous service. Participant account balances that were merged into the Plan from predecessor plans retain the vesting schedules provided for in the predecessor plans' documents.

       Payments of Benefits

       If the total value of the vested portion of the participant's account exceeds $5,000, payments will begin at age 70-1/2 unless the participant terminates, retires or becomes disabled prior to age 70-1/2 and consents to an earlier distribution date by filing a written request to the Plan Administrator within 90 days prior to the date the participant wishes to receive a distribution. Except for participant accounts that have a total vested value of $5,000 or less, distributions to terminated, retired or disabled participants will be annuities, but may be installments or lump sum payments if so directed by the participant, except that vested amounts that are invested in the Pioneer Stock Investment Fund may, at the election of the participant, be distributed in the form of the Company's common stock with cash distributed in lieu of fractional shares of stock. If the total value of the vested portion of the participant's account is $5,000 or less, payment will be made in one lump sum as soon as administratively possible, except that vested amounts that are invested in the Pioneer Stock Investment Fund may, at the election of the participant, be distributed in the form of the Company's common stock with cash distributed in lieu of fractional shares of stock. A participant's beneficiary will receive the participant's account balance in the event of a participant's death.

       Withdrawal of Benefits

       Current employees of the Employer may withdraw (i) all or a portion (in multiples of 10 percent of whole dollars amounts) of their account balances derived from after-tax Participant Contributions or rollover contributions; (ii) their vested assets in the Plan under certain hardship conditions as defined in the Plan agreement; or (iii), if the participant has attained the age of 59-1/2, all or a portion (in multiples of 10 percent or whole dollars amounts) of their account balances derived from Participant Contributions and Plan earnings thereon. Terminated participants may withdraw their vested assets in the Plan.

          PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001



Note 1.     Description of Plan (continued)

       Plan Termination

       Although it has not expressed any intent to do so, the Employer has the right under the Plan, subject to the provisions of ERISA to discontinue its contributions at any time or to terminate the Plan. In the event of the Plan's termination or the complete discontinuance of Matching Contributions to the Plan, participants will become fully vested in their accounts.

Note 2.     Summary of Significant Accounting Policies

       Basis of Presentation

       The accompanying financial statements have been prepared under the accrual basis of accounting in accordance with generally accepted accounting principles in the United States ("GAAP").

       The accompanying Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2002 includes additions to net assets of the Plan of $24,031,142 attributable to assets of the Matching Plan that were transferred to the Plan as a result of the Merger effective January 1, 2002. Accordingly, the accompanying Statement of Net Assets Available for Benefits of the Plan as of December 31, 2001 is that of the 401(k) Plan. Benefit payments made to participants are recorded upon distribution.

       Investment Valuation

       Investments are valued at fair value as determined by the Trustee. Investment fair values are determined as follows:

       1. Investments in registered investment company funds are valued using published market prices which represent the fair value of shares or units held by the Plan as of December 31.

       2. Investments in the Company's common stock are valued at the last reported sales price on December 31.

       3. Participant loans receivable are valued at their unpaid principal balance, which approximates fair value.

       Security Transactions and Investment Income

       Security transactions are accounted for on a trade-date basis. Expenses incurred with transactions, if any, are added to the purchase price or deducted from the selling price at the time of the transactions. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

       Use of Estimates

       The preparation of financial statements in conformity with GAAP requires the Plan's management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

          PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001


Note 3.     Investments

       The Trustee holds the Plan's investments and executes all investment transactions. All investment information disclosed in the financial statements and the accompanying schedule, including investments held at December 31, 2002 and 2001, interest and dividend income, and net depreciation in fair value of investments for the year ended December 31, 2002, was obtained or derived from information supplied to the Plan Administrator and certified as complete and accurate by the Trustee.

       During 2002, the total fair value of the Plan's investments (including investments purchased, sold and held during the year) depreciated as follows:

           Depreciation of Registered Investment Company
              Funds fair values                               $  14,895,161
           Appreciation of Pioneer Stock Investment Fund
              fair value                                         (1,152,480)
                                                                -----------
                  Net depreciation of fair values             $  13,742,681
                                                               ============

       The fair values of the Plan's investments are subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, interest rate risk, credit risk, political risk, general business risks and overall market volatility risk. As described in Note 1, participants have investment options to which they may allocate their contributions and account balances. Those investment options have individual risk profiles that cause them to respond differently to changes in the risks and uncertainties described above. Due to the level of risk associated with the Plan's investments, it is reasonably possible that changes in the fair values of the Plan investments may occur during the year ended December 31, 2003, and that such changes could cause the Plan's future net assets available for benefits to differ materially from those reported as of December 31, 2002.

Note 4.     Administrative Expenses

       Administrative expenses incurred by the Plan were $39,651 during the year ended December 31, 2002. The Employer may pay certain expenses incurred in the establishment and administration of the Plan, including expenses and fees of the Trustee, but is not obligated to do so. Any Plan expenses not paid by the Employer are paid from the Plan's earnings or from qualifying account forfeitures. In addition to administrative expenses paid by the Plan, Plan administrative expenses of $3,966 were paid by the Employer during 2002. Account forfeiture balances in the Plan qualifying to be used to defray Plan administrative expense totaled $15,640 and $28,566 as of December 31, 2002 and 2001, respectively.

Note 5.     Tax Status of the Plan

       The Plan received a determination letter from the Internal Revenue Service dated March 19, 2003, stating that the Plan is qualified under Sections 401(a) and 501(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Note 6.     Related Party Transactions

       Certain Plan investments are in shares or units of registered investment company funds that are managed by the Trustee and the Pioneer Stock Investment Fund. Plan transactions in registered investment company funds that are managed by the Trustee and the Pioneer Stock Investment Fund qualify as party-in-interest transactions.

          PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN


         Schedule H; Line 4i - Schedule of Assets (Held At End of Year)
                                 EIN: 75-2516853
                                Plan Number: 001

                             As of December 31, 2002

                                                                  (c)
                                                             Description of
                          (b)                             investment including
                  Identity of issuer,                     maturity date, rate of                  (e)
                   borrower, lessor,                     interest, collateral, par               Current
 (a)               or similar party                         or maturity value                     Value
-----      --------------------------------          --------------------------------------    ------------
  *        Vanguard Fiduciary Trust Company          Vanguard Primecap Fund -
                                                       466,178 shares                          $ 18,022,434
  *        Vanguard Fiduciary Trust Company          Vanguard Prime Money Market Fund -
                                                       15,269,243 shares                         15,269,243
  *        Vanguard Fiduciary Trust Company          Vanguard 500 Index Fund -
                                                       131,576 shares                            10,677,404
  *        Vanguard Fiduciary Trust Company          Vanguard Windsor II Fund -
                                                       433,061 shares                             9,007,662
  *        Vanguard Fiduciary Trust Company          Vanguard - ST Corporate Fund -
                                                       485,174 shares                             5,235,030
  *        Vanguard Fiduciary Trust Company          Vanguard Total Bond Market Index Fund -
                                                        283,007 shares                            2,937,616
  *        Vanguard Fiduciary Trust Company          Vanguard International Growth
                                                       Fund - 107,627 shares                      1,308,748
  *        Vanguard Fiduciary Trust Company          Vanguard Asset Allocation Fund  -
                                                        65,825 shares                             1,189,465
  *        Vanguard Fiduciary Trust Company          Vanguard Explorer Fund - 16,053 shares         730,228
  *        Fayez Sarofim & Co.                       Sarofim Equity Fund - 330,072 shares        13,136,875
  *        Pioneer Natural Resources Company         Pioneer Stock Investment Fund -
                                                       524,065 units                              4,768,989
  *        Participant loans receivable              Interest rates range from 5.75% to 10.5%     1,531,468
                                                                                                -----------
                                                                                               $ 83,815,162
                                                                                                ===========

--------------------------
*Party in-interest

Note: Column (d) is not applicable since all investments are participant directed.

          PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

                               S I G N A T U R E S


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereto duly authorized.

                                   PIONEER NATURAL RESOURCES USA, INC.
                                   401(k) AND MATCHING PLAN

                                   By:  Pioneer Natural Resources USA, Inc.
                                        401(k) and Matching Plan Committee


Date:    June 27, 2003          By:    /s/ Larry N. Paulsen
                                      ----------------------------------------
                                      Larry N. Paulsen
                                      Chairman


Date:    June 27, 2003          By:    /s/ Richard P. Dealy
                                      ----------------------------------------
                                      Richard P. Dealy


Date:    June 27, 2003          By:    /s/ Kerry D.  Scott
                                      ----------------------------------------
                                      Kerry D.  Scott


Date:    June 27, 2003          By:    /s/ Kevin Schepel
                                      ----------------------------------------
                                      Kevin Schepel


Date:    June 27, 2003          By:    /s/ David W. Simpson
                                      ----------------------------------------
                                      David W. Simpson


Date:    June 27, 2003          By:    /s/ Susan A. Spratlen
                                      ----------------------------------------
                                      Susan A. Spratlen

          PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

                                INDEX TO EXHIBITS



Exhibit
Number                           Description                             Page
-------                          -----------                             ----

  23.1            Consent of Independent Auditors                         15
  99.1            Chief Executive Officer Certification under
                    Section 906 of Sarbanes-Oxley Act of 2002             16
  99.2            Chief Financial Officer Certification under
                    Section 906 of Sarbanes-Oxley Act of 2002             17